UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2016
Commission file number: 000-29716

CGI GROUP INC.

(Translation of Registrant’s name into English)
1350 René-Lévesque Boulevard West
25th Floor
Montréal, Québec
Canada H3G 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐  Form 20-F        ☒  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS
The following document of the Registrant is submitted herewith:

99.1	Press release dated November 9, 2016

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
cgi.com/newsroom
CGI posts strong Q4 and fiscal 2016 results
Net earnings of $1.1 billion and EPS expansion of 12.5% in F2016

Q4-F2016 year-over-year highlights

•	Revenue of $2.6 billion, up 2.8% in constant currency;

•	Bookings of $2.9 billion, or 111% of revenue;

•	Backlog of $20.9 billion, up $181.8 million;

•	Adjusted EBIT of $395.1 million, up 4.3%;

•	Adjusted EBIT margin of 15.3%, up 60 basis points;

•	Net earnings of $274.4 million, up 17.8%;

•	Net earnings margin of 10.6%, up 160 basis points;

•	Diluted EPS of 89 cents, up 21.9%;

•	Cash provided by operating activities of $401.8 million or 15.6% of revenue;

•	Net debt of $1.3 billion, down $446.3 million;

•	Return on equity of 17.2%.

Note: All figures in Canadian dollars. Fiscal 2016 MD&A, audited consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)
Montréal, Quebec, November 9, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2016 fourth quarter revenue of $2.6 billion, stable compared with last year as foreign exchange fluctuations negatively impacted revenue by $74.7 million. On a constant currency basis, revenue grew by 2.8%.
The Company booked $2.9 billion in contract awards or 111% of revenue. At the end of September, the Company’s backlog stood at $20.9 billion, an increase of $181.8 million from Q4-F2015.

Adjusted EBIT was $395.1 million, compared with $379.0 million in the year ago period. Adjusted EBIT margin was 15.3%, compared with 14.7% last year, representing an improvement of 60 basis points.

Net earnings were $274.4 million or 10.6% of revenue, compared with $232.9 million or 9.0% of revenue in Q4-F2015. Earnings per share, as a result were 89 cents, an improvement of 21.9% from 73 cents last year. Excluding specific items in Q4-F2015, earnings per share grew by 8.5%.

Cash generated from operating activities was $401.8 million or 15.6% of revenue, compared with $451.3 million in the year ago period.

PRESS RELEASE
During the quarter, net debt was reduced by $315.4 million to $1.3 billion dollars. At the end of Q4-F2016, the Company had $596.5 million in cash and $1.5 billion in unused credit facilities.
“I am very pleased with the performance in the quarter as we continue to deliver earnings expansion and increasing revenue growth,” said George D. Schindler, President and Chief Executive Officer. “Entering fiscal 2017, we are well positioned financially and operationally to capitalize on both build and buy growth opportunities.”

In millions of Canadian dollars except earnings per share and where noted
	Q4-F2016	Q4-F2015
Revenue	2,582.4	2,585.3
Growth at constant currency	2.8%	(3.1%)
Adjusted EBIT	395.1	379.0
Margin	15.3%	14.7%
Net earnings	274.4	232.9
Margin	10.6%	9.0%
Earnings per share (diluted)	0.89	0.73
Net earnings excluding specific items*	274.4	260.4
Margin	10.6%	10.1%
Earnings per share (diluted) excluding specific items*	0.89	0.82
Weighted average number of outstanding shares (diluted)	309,569,738	318,572,873
Net finance costs	17.6	24.0
Net debt	1,333.3	1,779.6
Net debt to capitalization ratio	15.8%	21.7%
Cash provided by operating activities	401.8	451.3
Days sales outstanding (DSO)	44	44
Return on invested capital (ROIC)	14.5%	14.5%
Return on Equity (ROE)	17.2%	17.7%
Bookings	2,858.3	2,856.1
Backlog	20,893.2	20,711.4

*Specific items in Q4-F2015 include: $27.6 million in restructuring costs net of tax.

Fiscal 2016 results

CGI reported revenue of $10.7 billion for the fiscal year ended September 30, 2016, up 3.9% compared with the year ago period as foreign exchange fluctuations positively impacted revenue by $379.4 million. On a constant currency basis, revenue was up by $16.7 million year-over-year.

For the year, the Company booked $11.7 billion in contract awards, bringing the book-to-bill for the full fiscal year to 110% of revenue.

PRESS RELEASE
Adjusted EBIT was $1.6 billion for a margin of 14.6%, compared with $1.5 billion and a margin of 14.2% in F2015.

“Increasing customer demand for digital services offers an extraordinary opportunity,” said George D. Schindler, President and Chief Executive Officer. “The goal of digital transformation is to become more agile, responding quickly and creatively to customer preferences and, in doing so, deliver meaningful business value. Our end-to-end global capabilities, deep local relationships and expansive IP portfolio, position CGI as the partner of choice to address the complexity of helping our clients transform to digital organizations.”

Net earnings grew to $1.1 billion, an increase of 9.3% from $977.6 million in F2015.

Earnings per share expanded by 12.5% to $3.42 per diluted share compared with $3.04 per diluted share in the year ago period. Earnings per share, excluding specific items, were $3.46 per diluted share, compared with $3.13 per diluted share in F2015.

The Company generated $1.3 billion in cash from operations in F2016, or $4.26 per diluted share, an increase of $43.8 million from the year ago period.

Throughout the fiscal year, the Company invested a total $517.8 million to repurchase 9.3 million shares, at an average price of $55.56. Under the current Normal Course Issuer Bid, an additional 14.3 million shares can be acquired before February 2017.

Net debt was reduced to $1.3 billion, representing a net debt to capitalization ratio of 15.8%, compared to 21.7% at the end of fiscal 2015.

PRESS RELEASE

In millions of Canadian dollars except earnings per share and where noted
	F2016	F2015
Revenue	10,683.3	10,287.1
Growth at constant currency	0.2%	(4.0%)
Adjusted EBIT	1,560.3	1,457.3
Margin	14.6%	14.2%
Net earnings	1,068.7	977.6
Margin	10.0%	9.5%
Earnings per share (diluted)	3.42	3.04
Net earnings excluding specific items*	1,081.5	1,005.1
Margin	10.1%	9.8%
Earnings per share (diluted) excluding specific items*	3.46	3.13
Weighted average number of outstanding shares (diluted)	312,773,156	321,422,444
Net finance costs	78.4	92.9
Net debt	1,333.3	1,779.6
Net debt to capitalization ratio	15.8%	21.7%
Cash provided by operating activities	1,333.1	1,289.3
Days sales outstanding (DSO)	44	44
Return on invested capital (ROIC)	14.5%	14.5%
Return on equity (ROE)	17.2%	17.7%
Bookings	11,730.7	11,640.3
Backlog	20,893.2	20,711.4

*Specific items in F2016 include: $21.2 million in restructuring costs net of tax and tax adjustments of $8.5 million. Specific items in F2015 include: $27.6 million in restructuring costs net of tax.

Q4 and Full-Year F2016 Results Conference Call
Management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866)-223-7781 or via cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a replay and downloadable podcast will remain available on cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, growth at constant currency and net earnings and diluted EPS prior to specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP

PRESS RELEASE
measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
+1 (514) 841-3355
lorne.gorber@cgi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

		By	/s/ Benoit Dubé
Benoit Dubé
Date:	November 9, 2016		Executive Vice-President, Chief Legal Officer
and Corporate Secretary